Rivulet Entertainment, Inc.

7659 E Wood Drive

Scottsdale, AZ 85260

May 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	John Cannarella
Karl Hiller

Re:	Rivulet Entertainment, Inc.
Form 10-KT for the Transition Period ended June 30, 2024
Filed November 12, 2024 File No. 000-52390

Dear Mr. Cannarella and Mr. Hiller:

This letter constitutes the response (“Response”) of Rivulet Entertainment, Inc. (the “Company”) to your comment letter dated April 7, 2025 (the “Letter”) to Walter Geldenhuys, the Chief Financial Officer of the Company, relating to the Company’s Transition Report on Form 10-KT for the transition period ended June 30, 2024 (the “transition period”). For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-KT for the Transition Period ended June 30, 2024

Financial Statements

Note 7 - Asset Purchase Agreement, page 19

1. We understand from your response to prior comment one that you believe the prepayment consideration in the reverse recapitalization should be presented as an asset at fair value prior to completing the transaction because you were not able to identify alternative valuation guidance in FASB ASC 805-40 and because FASB ASC 505-10-45-2 and SAB Topic 4.E accommodate the separate presentation for receivables that are collected in cash before the financial statements are issued.

However, your accounting for the prepayment consideration must be representationally faithful of the transaction to which it pertains. The transaction that you have described does not involve Rivulet Entertainment being paid cash in exchange for the shares, as suggested in your response, as the entity is instead acquired (from an accounting standpoint) by the former business of Rivulet Media in reverse recapitalization. Under these circumstances, the accounts of such former business are required to be maintained at historical cost and would not generally undergo a revaluation, other than perhaps an indicated impairment. This expectation is evident in the guidance on non-controlling interests in FASB ASC 805-40-30-3, as expressed from the standpoint of the legal acquiree. Therefore, as it relates to the share consideration, we do not see adequate support for your valuation approach or the separate presentation of an asset balance, as this does not correlate with the arranged and expected manner and form of settlement.

As the share issuance is ultimately depicted in a manner similar to a stock split by the accounting acquirer, in advance of closing the par value of the prepayment shares should be reported within equity, as a reclassification from additional paid-in capital. As Sections 7.1 and 8.1 of the Asset Purchase Agreement attached to the Form 8-K that you filed on March 7, 2024 outline various circumstances under which the agreement could have been terminated prior to closing, if the cash paid would have been recoverable under this scenario, such amounts paid and held by the counterparty for distribution to its shareholders may be reported as an asset and upon closing should be eliminated in consolidation and depicted as a distribution to shareholder.

Response: The Company acknowledges the staff’s comment. To that extent, the Company plans to restate its Form 10-KT filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024 to re-classify the $27 million in issued shares from “asset purchase deposit” to a reduction in Additional paid-in capital. As discussed in the staff’s comment above, the Company does not plan to re-classify the $2.9M cash payment. As such, based on the reclassification, the restated financial statements included in the Form 10-KT/A will reflect the following updated balances as of June 30, 2024:

•An asset purchase deposit balance of approximately $2.9 million and

•An Additional paid-in capital balance of approximately $11.7 million

Furthermore, all of the requisite disclosure in accordance with ASC 250, Accounting Changes and Error Corrections will be provided in the notes to the financial statements.

2. We also understand from your response to prior comment one that you regard the reverse recapitalization closing to have occurred during July 2024, although during our phone conference on March 20, 2025, your accounting consultant advised that a significant portion of the required consideration had not yet been conveyed.

As the Asset Purchase Agreement attached to the Form 8-K that you filed on March 7, 2024 does not appear to include provisions for closing in advance of completing the exchange of consideration, tell us how closing occured in the absence of the exchange, and provide us with details of all shares issued and cash paid up to the date of closing, quantify any additional consideration (shares and cash) paid subsequently, any amounts that remain outstanding at the time of your response.

Please describe the understanding that has been established with respect to any unpaid consideration, provide us with the written agreements that have been secured to document the change in terms, and explain how you view the status of the transaction, relative to the provisions in Sections 7.1 of the Asset Purchase Agreement, and any potential remedies to either counterparty that remain available.

Response: In response to the staff’s comment, the Company noted that both Companies orally agreed to consummate the transaction even though the fully agreed-upon consideration had not yet been transferred (as of the merger consummation date). To that extent, i) 67,361,602 shares were issued and $2,949,499 in cash was paid as of the date of the merger ii) an additional 26,268,193 shares were transferred subsequent to the closing of the merger and iii) approximately $7 million and 1,698,209 shares remain outstanding as of the time of this response.

As it pertains to the unpaid consideration, the Company is currently renegotiating the terms of the agreement with Rivulet Media in order to reduce the amount of cash consideration stated in the original agreement (the remaining outstanding shares are in the process of being transferred). At the time of this response, no written agreement to amend the original terms (of the agreement) has been signed. Further, as it pertains to section 7.1 of the agreement, and as noted immediately above, the Company is currently renegotiating the terms of the agreement with Rivulet Media. To that extent, noting that the merger was consummated during July of 2024 (with the acquired entities transferred to Rivulet Entertainment) and written notice of “default” has not been received from the seller, the Company does not expect there to be any “potential remedies” as a result of non-payment. Rather, the Company fully expects to amend the agreement to reduce the original cash payments terms. As soon as an amended agreement is reached with the seller the Company will immediately file a Form 8-K with the requisite information.

3.We note that you included language from our first comment of our February 19, 2025 letter along with your more recent response to comment one. Such language had referenced conflicting disclosures in your filing as to whether you would merge with a business or engage in an asset acquisition, and we asked that you explain to us how you evaluated the transaction relative to the guidance in FASB ASC 805-10-55-3A through 55-9, and Rule 11-01(d) of Regulation S-X.

However, while you indicated that you believed the various assets to be acquired constitute a business and that you intended to account for the transaction as a reverse recapitalization, you did not provide the analysis requested in the comment. In considering your response to the more recent comment one, and your approach regarding the valuation and presentation of merger consideration conveyed in advance of closing, we would like to confirm your view of the transaction and your understanding of the accounting to be applied. Please submit a detailed analysis of the guidance referenced in the first paragraph of this comment.

Response-In assessing whether Rivulet Media should be considered a business in accordance with S-X Rule 11-01(d), the Company noted that, in creating a framework for how to define the term “business”, the S-X rule states that (emphasis added) “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations”. Further, the S-X rule also states that (emphasis added) “A presumption exists that a separate entity, a subsidiary, or a division is a business”. As the S-X rule applies to the (legal) acquisition of Rivulet Media, the Company noted that virtually the entire operations of the acquired entity was included as part of the transaction and therefore disclosure of their prior financial information would be “material to an understanding of future operations”. Specifically, prior to the merger, Rivulet Media’s sole business was focused on producing and selling films, such as “Please Baby Please” and “The Mistress”. Subsequent to the merger, the (legally) acquired business is still focused on producing and selling films, such as “Nutcrackers” and “The Dink”. Furthermore, and perhaps most importantly, Rivulet Media’s stand-alone subsidiaries were acquired as part of the transaction (i.e. and not a “lesser component of the entity”). As such, in accordance with S-X Rule 11-01(d), it appears that the acquired entities should be considered a business.

In assessing whether the acquired Rivulet Media entities should be considered a business in accordance with the guidance in ASC 805, Business Combinations (“ASC 805”), the Company first considered the threshold guidance in ASC 805-10-55-5A through 55-5C. To that extent, the Company concluded that substantially all of the fair value of the gross assets acquired was not concentrated in a single asset or group of similar assets. Specifically, the acquisition included capitalized production costs for multiple films of which some are in-production and some are preproduction each of which present different forms of risk. Further, the acquisition also included the fair value attributed to certain senior employees of Rivulet Media who have the necessary skills, knowledge and experience to continue working on in-process films and to develop future films.

Finally, the acquisition also included “active” revenue generating contracts related to the sale of certain completed movies,  such as “Please Baby Please” and “The Mistress”.

After concluding that the initial screen was not met, the Company considered whether the acquired “set” had outputs. To that extent, ASC 805-10-55-4(c) defines an output as “the result of inputs and processes applies to those inputs that provide goods or services to customers, investment income, or other revenues”. As the definition pertains to the acquired business, the Company noted that as of the date of the merger it was “providing goods or services to customers”. Specifically, the entity had already produced certain films and sold the rights to those films to third parties.

After concluding that the acquired business/entity had outputs, the Company next considered whether the set had both an input and a substantive process that together significantly contribute to the ability to create outputs. To that extent, ASC 805-10-55-5E states that:

The set will have both an input and a substantive process that together significantly contribute to the ability to create outputs when any of the following are present:

a.Employees that form an organized workforce that has the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to an acquired input or inputs is critical to the ability to continue producing outputs. A process (or group of processes) is not critical if, for example, it is considered ancillary or minor in the context of all of the processes required to continue producing outputs.

b.An acquired contract that provides access to an organized workforce that has the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to an acquired input or inputs is critical to the ability to continue producing outputs. An entity should assess the substance of an acquired contract and whether it has effectively acquired an organized workforce that performs a substantive process (for example, considering the duration and the renewal terms of the contract).

c.The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

d.The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and is considered unique or scarce.

As the ASC paragraph pertains to the acquisition, the Company noted that the acquired “set” appears to include the item discussed in ASC 805-10-55-5E(a). Specifically, the acquired entities include certain employees, such as Michael J. Witherell, the former vice chairman and president of Rivulet Media, and Rob Paris, the former President of Rivulet Films. Both Mr. Witherell and Mr. Paris bring significant film production expertise to the combined company as well as their valuable film industry relationships. As such, pursuant to the above analysis, the Company concluded that the acquired Rivulet Media entities should be considered a business in accordance with both Rule 11-01(d) of Regulation S-X and ASC 805-10-55.

4.We note Section 6.4 of the Asset Purchase Agreement that was attached to the Form 8-K that you filed on March 7, 2024, appears to describe certain matters that would need to be reported on Form 8-K. For example, subparagraph (a) indicates Rivulet Media will control the consolidated entity by proxy subsequent to closing, having terms that are "...sufficient to control Buyers’ normal business operations and decisions as well as control of Buyers’ Board of Directors," while subparagraph (b) explains that after closing "...all current officers and directors shall tender their resignations from all corporate offices of Buyer and simultaneously appoint their successors who are to be chosen by Seller in its sole discretion."

Tell us the status of your compliance with these provisions and address the reporting requirements in Item 1.01(b) and Item 5.02 of Form 8-K. Provide us with details regarding the composition of your management and board of directors, before and after implementing the changes that are referenced above, and submit the proxy agreement along with your response and file the document along with the current report that is utilized to announce the agreement.

Response: As discussed in the Company’s response to comment 3, we are currently in the process of re-negotiating the terms of the agreement with Rivulet Media. To that extent, the Company plans to eliminate the provisions outlined in section 6.4 of the original asset purchase agreement (the “APA”). As such, as of the time of this response, there has been no “change in composition” in Rivulet Entertainment’s board of directors or executive committee (as compared to the composition prior to the merger). Further, no proxy agreement has been established. If additional members are added to either the board of directors or executive committee the Company will file the requisite Item 5.02 Form 8-K.

5.We note that you have provided some perspective in your response to prior comment two, regarding the composition of the business and historical financial presentation of the accounting acquirer in the reverse recapitalization, although various uncertainties as to your plans for the accounting and presentation remain.

Please describe to us your understanding of the required accounting for the reverse recapitalization, from the standpoint of an accounting acquirer. For example, describe your approach with the consolidation entries and valuation protocols for the accounts of the majority and minority interests, the capital structure to be utilized for historical periods prior to closing, as to how common and preferred instruments of Rivulet Media outstanding during the historical periods have been considered in the formulation (clarify if there were no longer any preferred instruments during this period), and how any unpaid/unissued consideration will be reported subsequent to closing, as may include recognizing a distribution liability for unpaid cash consideration in a manner that is similar to accounting for a dividend on a declaration date. Please also clarify how you intend to report that Rivulet Media will control the company by virtue of the proxy arrangement, and whether Rivulet Media has distributed the consideration shares and cash to its shareholders.

As noted previously, based on the information that you have provided, we understand that the historical accounts of the business of Rivulet Media will be depicted in combined financial statements of entities under common control up to the date of closing, and consolidated financial statements from that point forward. Please confirm or clarify if this is not your intention. However, in the event that you have differing views in this regard, or with respect to any other comments in this letter, submit detailed analyses of the accounting literature and the particular aspects of the arrangement that you have considered in formulating alternative views.

Response: In accounting for the reverse recapitalization, the Company plans to recognize the transaction as a capital transaction in accordance with Topic 12-Reverse Acquisitions and Reverse Recapitalizations of the SEC’s Financial Reporting Manual (the “FRM”). To that extent, and as discussed in the Company’s prior comment letter response, the Company concluded that Rivulet Media (i.e. its subsidiaries) should be considered the accounting acquirer/legal acquiree and Rivulet Entertainment should be considered the accounting acquiree/legal acquirer.

In accounting for the acquisition in accordance with the FRM section, the Company combined the net assets of both Rivulet Media (i.e. the acquired entities) and Rivulet Entertainment at their historical cost (i.e. with no step up to fair value) with no goodwill or intangible assets being recognized. Further, as Rivulet Media was considered the predecessor entity, the historical financial statements of the combined Company are solely those of Rivulet Media.

As it pertains to the capital structure of the combined Company, we utilized the guidance in ASC 805-40, Reverse Acquisitions which requires a carryover of the legal acquirer’s (i.e. Rivulet Entertainment) capital structure as follows:

•Retained Earnings-Carried forward from Rivulet Media

•Common Shares Outstanding-Common shares outstanding will be determined by utilizing the exchange ratio of the number of shares issued by Rivulet Entertainment to effectuate the merger (96.7M) divided by the number of common shares of Rivulet Media immediately outstanding prior to the merger (136M), or approximately 0.71. The exchange ratio will be applied to the historical balance and capital transactions of Rivulet Media. To that extent, Rivulet Media did not have any preferred shares outstanding as of the date of the transaction

As it pertains to the unpaid consideration, the Company recognized the amounts in the combined financial statements as follows:

•The approximate $7 million in cash still outstanding (to the former shareholders of Rivulet Media) as a current liability with an offset through equity

•The outstanding shares to be issued as an increase and equal and offsetting decrease to equity in accordance with S-X Rule 5-02.29

Finally, the Company noted that i) Rivulet Media has already contributed the consideration shares and cash to its shareholders and ii) that the historical accounts of the business of Rivulet Media will be depicted in combined financial statements of entities under common control up to the date of closing, and consolidated financial statements from that point forward.

The company and its management understand that they are responsible for the accuracy and adequacy of these disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Walter G. Geldenhuys

Walter G. Geldenhuys, President/CEO